

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 7, 2010

Mail Stop 4631

Via U.S. mail and facsimile

Mr. Edward F. Myers II
Principle Executive Officer
Unseen Solar, Inc.
505 Camino Elevado
Bonita, CA 91902

> **RE:** **Unseen Solar, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed May 28, 2010**
> **File No. 333-165381**

Dear Mr. Myers:

We have reviewed your amended filing and have the following comments.

Cover Page of the Prospectus

1. We note your response to prior comment 1. Please also disclose that you have no plans to engage in any other business combination.

Risk Factors, page 4

2. We note your responses to prior comments 4 and 14. However, please include a risk factor that addresses the risks associated with the status of your intellectual property protection.

Manufacture and Assembly of Proposed Product, page 17

3. Please advise us, and revise your disclosure accordingly, as to whether the components detailed are the extent of the components comprising your system. We note in particular the reference to pumping equipment.

Certain Relationships and Related Transactions, page 22

4. Please disclose whether Mr. Myers has assigned all of his rights in the additional provisional patent EFS ID 61347235 to the company.

Undertakings

5. Please include only the undertakings applicable to you and the type of offering you are conducting. Please refer to Item 512 of Regulation S-K.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with mark copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or, in his absence, Craig Slivka, Special Counsel at (202) 551-3729 with any questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director

cc: Abby L. Ertz, Esq.
The Rrtz Law Group
2534 State Street, Suite 203
San Diego, CA 92101